FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing as Material Information that Banco de Chile has executed the public deed of incorporation of a subsidiary entity named Operadora de Tarjetas B-Pago S.A.

Santiago, July 29, 2024

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Ref: MATERIAL INFORMATION

Mrs. President:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter No. 18-10 of the Restated Regulations for Banks issued by the Financial Market Commission, duly authorized, I disclose as Material Information that today, July 29, 2024, it has been executed at the Notarial Office of Santiago of Mrs. María Pilar Gutiérrez Rivera, the public deed of incorporation of Operadora de Tarjetas B-Pago S.A., a subsidiary entity of Banco de Chile, of the corporate purpose as indicated in its name, domiciled in the city of Santiago and whose capital corresponds 99.9% to the Bank and 0.1% to Banchile Asesoría Financiera S.A.

In relation to the latter, on July 5, 2024, the Financial Market Commission ordered the execution of its Board’s resolution that authorized the Bank, jointly with its subsidiary entity Banchile Asesoría Financiera S.A., to incorporate the above-referred company as a subsidiary of the Bank, pursuant to letter b) of article 70 of the General Banking Act, together with the approval of its bylaws.

Sincerely,

Alfredo Villegas Montes
General Counsel

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2024

Banco de Chile

/s/ Alfredo Villegas Montes
By:	Alfredo Villegas Montes General Counsel